MANAGEMENT CONSULTING AGREEMENT

          This Management Consulting Agreement is made as of July 7, 2003. between Response 13iomedieai Corp. ("Response" or the "Company") and Katan Associates, Inc. (the "Consultant").

1.
Engagement - Response hereby agrees to engage the services of the Consultant and the Consultant hereby accepts such engagement by the Company to perform consulting services for the Company on the terms contained herein.

2.
Duties - The Consultant shall render the services described in the Consultant's letter dated July 7, 2003 and attached as Schedule A hereto, and such other matters as may be requested by the CEO of the Company from time to time.

3.
Term and Termination - This Agreement shall commence on Aug 1, 2003 and expire June 30, 2005 provided, however, that after September 30, 2003 either party may terminate this agreement upon 30 days written notice delivered to the other party, which termination may be with or without cause and for any reason whatsoever.

4.	Remuneration.

	(a)	Fees. For services provided, the Company agrees to pay the Consultant a retainer of US$5,000 per month for the term of the Agreement.

(b)

Options. As further consideration of the services provided hereunder, the Company shall grant the Consultant a stock option (the "Consultant's Stock Option") to purchase up to 200,000 common shares of Response, exercisable at $0.50 in accordance with policies of the TSX Venture Exchange and the Company's Stock Option Plan. The options shall vest as follows: 25% upon grant, and an additional 25% in each of the three subsequent 6 month periods. Additionally, the vesting of the Consultant's Stock Option will be conditional upon Response successfully completing either an equity financing or partnership transaction as outlined in paragraphs 3(d) and 3(e) below. The shares underlying such options shall have registration rights and other standard provisions.

(c)
Reimbursement of Expenses. The Company shall reimburse the Consultant for all reasonable and properly documented expenses related to this engagement. Any expenses in excess of $100 are to be approved in writing in advance by the CEO of Company.

(d)
Financing Success Fees. In the event that the Company completes an equity financing with an investor introduced by the Consultant and pre-qualified by Response, Response shall pay the Consultant a success fee equal to 5% of the gross proceeds provided by each investor introduced to Response by the Consultant. The success fee is payable within 5 business days of Response closing the financing. In the situation where an investor's proceeds are received by Response in trenches, the Consultant's fee shall be payable on the same terms at the time each tranche is received by Response, The terms of this paragraph will be further amplified by a formal finder's fee agreement executed by Response and the Consultant prior to an equity financing. The success fee will only be payable with respect to prospective investors introduced by the Consultant and pre-qualified by Response (the "Named Investors"). All Named Investors shall be identified and attached as a schedule to the finder's fee agreement. It is understood by both Response and the Consultant that in the event a financing is conducted through a third party investment banking firm, underwriter or agent (the "Agent") introduced by the Consultant to Response, then Response will negotiate an aggregate commission or finder's fee payable to the Agent (the "Agent's Fee") for the financing and the Consultant's success fee will be payable out of the Agent's Fee.

(e)
Partner Finder's Fees. In the event that the Company completes a partnering transaction with a prospective partner introduced by the Consultant and pre-qualified by Response ("Named Partner") and where licensing fees are paid by the Named Partner, Response shall pay the Consultant a partner finder's fee (the "Partner's Fee") equal to 5% of the amount of the licensing fee within 5 business days of Response receiving the funds. The terms of this paragraph will be further amplified by a formal Partner's Fee agreement executed by Response and the Consultant prior to initiating the partnering transaction. All Named Partners shall be identified and attached as a schedule to the Partner's Fee agreement.

5.	Restrictive Covenants.

	(a)	Non-Compete. The Consultant agrees not to render any services during the term of this Agreement to any company or person engaged in a business which is competitive to the Company.

(b)
Confidentiality. The Consultant shall keep in confidence and shall not disclose or make available to third parties or make any use of any information or documents relating to his/her services under this Agreement or to the product, methods of manufacture, trade secrets, processes, business or affairs of the Company (other than information in the public domain through no fault of the Consultant), except with the prior written consent of the Company or to the extent necessary in performing tasks assigned to the Consultant by the Company. Upon termination of this Agreement, the Consultant will return to the Company all documents and other materials related to the services provided hereunder or furnished to the Consultant by the Company. The Consultant's obligations under this Section 4(b) shall survive termination of this Agreement.

(c)
Delivery of Records. Upon the termination of the Consultant's engagement with the Company, the Consultant will deliver to the Company all books, records, lists, brochures and other property belonging to the Company or developed in connection with the business of the Company.

4.
Ownership of Work Product - Any and all know-how, ideas, discoveries, inventions, improvements, 4. formula, methods, processes, systems, plans and any other knowledge or information of a technical or scientific nature or of a business nature pertinent to the Company's scientific or business interests whether protectable as industrial or intellectual property right or not, which the Consultant may conceive develop or acquire whether solely or jointly with any other party in furtherance of the engagement with the Company will be the sole and exclusive property of the Company; however, the Company agrees to name the Consultant as the inventor on any patent applications made as a result of work performed by him under this Agreement, provided that all such patent applications are assigned to Response.

5.
Independent Contractor - The Consultant's relationship with the Company shall be that of an independent contractor and not that of an employee. The Consultant will not be eligible for any employee benefits, nor will the Company make any deductions from the Consultant's fees for taxes, which shall be the Consultant's responsibility. The Consultant shall have no authority to enter into contracts which bind the Company or create obligations on the part of the Company without the express prior authorization of the Company.

6.
Effect of Waiver - The waiver by either party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other provision or any subsequent breach of the same provision thereof.

7.
Indemnification - Company agrees to indemnify, defend and hold harmless Consultant from and against any loss, damage, expense and liability that Company may incur as a result of matters referenced in Sections 1, 2, and 3, except that the indemnification shall not apply where it has been determined that die Consultant, in the performance of his duties herein, has acted unlawfully or with gross negligence.

8.
Severability - If any portion of this Agreement is held, by a court of competent jurisdiction, to conflict with any Federal, state or local law, such portion or portions of this Agreement are hereby declared to be of no force and effect in such jurisdiction and this Agreement shall otherwise remain in full force and effect and be construed as if such portion had not been included herein.

9.	Miscellaneous

	(a)	Section headings are employed in this Agreement for reference purposes only and shall not affect the interpretation or meaning of this Agreement.

	(b)	This Agreement shall be governed by and construed in accordance with the internal laws of Florida.

	(c)	This Agreement may be signed in counterparts, each of which shall be an original and both of which shall constitute one instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first Above written.

Response Biomedical Corp.	Katan Associates,
/s/ Bill Radvak Bill Radvak, President and CEO	/s/ Seth Yakatan Seth Yakatan, Partner

KATAN ASSOCIATES, Inc
1620 Alton Road, #310
Miami Beach, FL 33139

July 7, 2003

Response Biomedical Corp.
Mr. Bill Radvak, President and CEO
8855 Northbrook Court
Burnaby, British Columbia
Canada, V57 5J1

Dear Bill:

This letter is to act as Exhibit A to the Management Consulting Agreement dated July 1, 2003 (the "Agreement") between Katan Associates, Inc. (" Katan") and Response Biomedical Corp. ("Response" or the "Company"). Under the terms of the Agreement, Katan shall, at the request of the CEO of the Company, render management advisory services, including but not limited to the following:

1.
Assist senior management to develop and execute a financing strategy for the Company focused on raising sufficient capital to implement its business plan and enhancing overall market capitalization through an increased share price.
Action Items:

	a.	Recommend a program to increase visibility and validation of the Company throughout the industry.

	b.	Recommend specific industry related financial functions for the Company to attend and facilitate/support such attendance.

	c.	Provide introductions to industry partners and investors,

	d.	Provide, advice on the structure of a US and/or European based financing and facilitate placement thereof.

	e.	Recommend a program to list the Company on the AMEX, NASDAQ or OTC bulletin board.

2.

Assist Senior Management to develop and implement a partnering strategy for the Company that maximizes value by: (i) having a partner assume development costs for new products; (ii) attracting up-front licensing fees- and (iii) earning compensation for the Company based on sales revenue,

Action Items;

	a.	identify key Katan contacts within potential partner organizations, make appropriate introductions and manage the negotiating process to maximize the value to the Company of my ensuing partnership.

	b.	assist management to assess and execute on potential partnering opportunities for the Company's RAMP technology including, but not limited to, sales and marketing of existing RAMP products; in-licensing/out-licensing of technology.

	c.	represent the Company in its negotiations with new out-licensing partners where appropriate.

	d.	assist in determining a valuation for specific partnering transactions as required.

July 7, 2003
Response Biomedical Corporation
Mr. Bill Radvak, President and CEO

Please attach this to the accompanying Management Consulting Agreement.

Yours sincerely,

/s/ Seth Yakatan
Seth Yakatan, Partner

Seth Yakatan
Partner